(Excerpt Translation)

March 18, 2011
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in February 2011 (the “Current Month”).

1.	Summary
	Number of listed shares as of the end of the preceding month	3,447,997,492 shares
	Total number of shares changed during the Current Month	0 shares
	(out of which, as a result of exercise of stock acquisition rights)	(0 shares)
	(out of which, as a result of other reasons)	(0 shares)
	Number of listed shares as of the end of the Current Month	3,447,997,492 shares

2.	Stock acquisition rights (4th series) exercised
<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>
(1)	Number of shares
	Total number of shares delivered during the Current Month	0 shares
	(out of which, number of newly issued shares)	(0 shares)
	(out of which, number of shares transferred from treasury shares)	(0 shares)
(2)	Exercise price
	Aggregate exercise price during the Current Month	JPY 0
	(out of which, aggregate amount of newly issued shares)	(JPY 0)
	(out of which, aggregate amount of shares transferred from treasury shares)	(JPY 0)

3.	Stock acquisition rights (5th series) exercised
<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>
(1)	Number of shares
	Total number of shares delivered during the Current Month	0 shares
	(out of which, number of newly issued shares)	(0 shares)
	(out of which, number of shares transferred from treasury shares)	(0 shares)
(2)	Exercise price
	Aggregate exercise price during the Current Month	JPY 0
	(out of which, aggregate amount of newly issued shares)	(JPY 0)
	(out of which, aggregate amount of shares transferred from treasury shares)	(JPY 0)

4.	Stock acquisition rights (6th series) exercised
<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>
(1)	Number of shares
	Total number of shares delivered during the Current Month	0 shares
	(out of which, number of newly issued shares)	(0 shares)
	(out of which, number of shares transferred from treasury shares)	(0 shares)
(2)	Exercise price
	Aggregate exercise price during the Current Month	JPY 0
	(out of which, aggregate amount of newly issued shares)	(JPY 0)
	(out of which, aggregate amount of shares transferred from treasury shares)	(JPY 0)

5.	Stock acquisition rights (7th series) exercised
<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>
(1)	Number of shares
	Total number of shares delivered during the Current Month	0 shares
	(out of which, number of newly issued shares)	(0 shares)
	(out of which, number of shares transferred from treasury shares)	(0 shares)
(2)	Exercise price
	Aggregate exercise price during the Current Month	JPY 0
	(out of which, aggregate amount of newly issued shares)	(JPY 0)
	(out of which, aggregate amount of shares transferred from treasury shares)	(JPY 0)